UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Abengoa Yield plc

(Name of Issuer)

Ordinary Shares, nominal value €0.10 per share

(Title of Class of Securities)

G00349103

(CUSIP Number)

June 12, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G00349103	13G

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Abengoa, S.A.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 51,422,500 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 51,422,500 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,422,500 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* ☐

11	Percent of Class Represented by Amount in Row (9) 64.28% (1)

12	Type of Reporting Person* CO, HC

(1) On January 12 and 15, 2015, the Reporting Person disposed of a further 10,580,000 Ordinary Shares through an underwritten public offering, reducing the number of Ordinary Shares of Abengoa Yield plc over which the Reporting Person has sole voting and dispositive power to 40,842,500 shares, representing approximately 51.10% of the outstanding Ordinary Shares of Abengoa Yield plc.

CUSIP No. G00349103	13G

Item 1.
	(a)	Name of Issuer: Abengoa Yield plc
	(b)	Address of Issuer’s Principal Executive Offices: Great West House, GW1, 17th Floor Great West Road Brentford TW8 9DF United Kingdom

Item 2.	(a)	Name of Person Filing: Information required by this Item is set forth in Schedule A attached hereto
	(b)	Address of Principal Business Office or, if none, Residence: Information required by this Item is set forth in Schedule A attached hereto
	(c)	Citizenship: Information required by this Item is set forth in Schedule A attached hereto
	(d)	Title of Class of Securities: Ordinary Shares, nominal value €0.10 per share
	(e)	CUSIP Number: G00349103

Item 3.	If this statement is filed pursuant to §§240.13d or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. G00349103	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) The information requested is set forth in Item 9 of the cover page to this Schedule 13G, and is incorporated herein by reference.
(b) The information requested is set forth in Item 11 of the cover pages to this Schedule 13G, and is incorporated herein by reference.
(c)
(i) The information requested is set forth in Item 5 of the cover page to this Schedule 13G, and is incorporated herein by reference.
(ii) None.
(iii) The information requested is set forth in Item 7 of the cover page to this Schedule 13G, and is incorporated herein by reference.
(iv) None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Information required by this Item is set forth in Schedule A attached hereto.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

[The remainder of this page intentionally left blank.]

CUSIP No. G00349103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	ABENGOA, S.A.

	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

CUSIP No. G00349103	13G

Schedule A

Name, Address and Citizenship of Person Filing

Name of Person Filing	Address of Principal Business Office	Citizenship or Place of Organization

Abengoa, S.A.	Campus Palmas Altas C/ Energía Solar 41014, Seville, Spain	Kingdom of Spain

The Reporting Person holds 100% of its Ordinary Shares of Abengoa Yield plc through Abengoa Concessions Investments Limited, an indirect wholly-owned subsidiary of the Reporting Person.